Exhibit 99.1

NIO Announces Renewal of Joint Manufacturing Arrangements

SHANGHAI, China, May 24, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading manufacturer of premium smart electric vehicles in China, today announced that it has entered into manufacturing agreements with Jianghuai Automobile Group Co., Ltd., or JAC, and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai, regarding the joint manufacturing of NIO vehicles and related fee arrangements. JAC is a major state-owned automobile manufacturer in China that currently manufactures the NIO vehicles in delivery, including the ES8, ES6 and EC6, in the Hefei JAC-NIO manufacturing plant designed and constructed for NIO vehicles. Jianglai is a joint venture for operation management established by JAC and NIO where NIO holds 49% equity interests.

Pursuant to the joint manufacturing arrangement, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline. In addition, JAC will expand its annual production capacity to 240,000 units (calculated based on 4,000 work hours per year) in order to meet the growing demand for NIO vehicles. NIO will be in charge of vehicle development and engineering, supply chain management, manufacturing techniques, and quality management and assurance. Jianglai will be responsible for parts assembly and operation management.

The fee arrangements consist of the following: (i) asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually; (ii) vehicle production and processing fees recorded on a per-vehicle basis, payable monthly and subject to adjustment annually; (iii) certain compensatory arrangement; (iv) relevant tax; and (v) purchase amount of certain production materials. The new agreements allow NIO to benefit from economies of scale and manufacturing efficiency improvement in the future.

About NIO Inc.

NIO Inc. is a pioneer and a leading manufacturer of premium smart electric vehicles in China. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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